Filed by Mercantile Bankshares Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: Community Bank of Northern Virginia
Commission File Number (of filer): 0-5127

Date: April 26, 2005

This filing relates to a proposed merger between Mercantile Bankshares Corporation and Community Bank of Northern Virginia pursuant to the terms of an Agreement and Plan of Merger dated as of January 24, 2005.

The following is a transcript of a conference call held by Mercantile Bankshares Corporation. The transcript is also posted on the Mercantile Bankshares Corporation external website and made available through telephone replay. During the course of this conference call, we may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Our actual financial results and specific events and transactions could differ materially from those described during the call, due to numerous factors, which include, but are not limited to: the receipt and timing of regulatory approvals for the transaction; the possibility that this transaction will not close; the possibility that Community Bank stockholders may fail to approve the transaction; the individual risks facing each business; the possibility that integration following closing will prove more difficult than expected; and the risks to the economy and our respective businesses of possible social, political conditions such as war, political unrest or terrorism or natural disasters.

More information about potential factors which could affect business and financial results is discussed in Mercantile’s and Community Bank’s reports, such as annual reports on Form 10-K, quarterly reports on form 10-Q, and current reports on Form 8-K, filed respectively with the Securities and Exchange Commission, and available on the SEC’s internet site at www.sec .gov, and the Federal Deposit Insurance Corporation, and available on the Community Bank internet site at www.cbnv.com.

Mercantile and Community Bank have filed with the SEC and FDIC a proxy statement prospectus and other relevant materials in connection with the merger. Investors and security holders are urged to read the proxy statement prospectus and the other relevant materials before making any voting or investment decisions with respect to the merger. These documents may be obtained free of charge at the SEC, Mercantile, and Community Bank internet sites as previously noted, or by contacting the Investor Relations departments of Mercantile or Community Bank.

Other information regarding the participants in the proxy solicitation and the description of their direct or indirect interests via security holdings or otherwise, are contained in the joint proxy statement prospectus and other relative materials filed with SEC and FDIC.

Conference Call Transcript

MRBK – Q1 2005 Mercantile Bankshares Earnings Conference Call

Event Date/Time: Apr. 26. 2005 / 10:00AM ET

CORPORATE PARTICIPANTS

Edward (Ned) J. Kelly III
Mercantile Bankshares – President and CEO

Terry L. Troupe
Mercantile Bankshares – CFO and EVP

David E. Borowy
Mercantile Bankshares – IR

CONFERENCE CALL PARTICIPANTS

Steven Alexopoulos
Sandler O’Neill – Analyst

Chris Mutascio
Credit Suisse First Boston – Analyst

Claire Percarpio
Janney Montgomery Scott – Analyst

Gerard Cassidy
RBC Capital Markets – Analyst

Gary Townsend
Firedman, Billings, Ramsey – Analyst

Adam Barkstrom
Legg Mason – Analyst

Heather Wolf
Merrill Lynch – Analyst

Collyn Gilbert
Ryan Beck – Analyst

Todd Hagerman
Fox-Pitt, Kelton – Analyst

David Honold
Keffe, Bruyette & Woods – Analyst

Jennifer Demba
SunTrust Robinson – Analyst

PRESENTATION

Operator

Good morning and welcome to today’s Mercantile Bankshares earnings conference call. At this time all parties have been placed on a listen-only mode and the floor will be open for questions and comments following the presentation. (OPERATOR INSTRUCTIONS) It is now my pleasure to turn the floor over to Dave Borowy, Director of Investor Relations for Mercantile. Sir, the floor is yours.

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Dave Borowy – Mercantile Bankshares – IR

Thank you, Lynn. Good morning, everyone and thank you for joining us today. I would like to inform you that this call is being recorded and will be available for replay along with our earnings release and at our Company’s Investor Relations website at www.mercantile.com. With me on the call this morning are Ned Kelly, Chairman, President and CEO of Mercantile Bankshares Corporation; Terry Troupe, Executive Vice President and CFO; Ellen Harvey, Senior Vice President and Portfolio Manager; and Kaye Simmons, Senior Vice President and Treasurer.

Before I turn the call over to Mr. Kelly, I’d like to address some housekeeping matters. The press release announcing our earnings was distributed via PR Newswire at 7:00 AM Eastern daylight savings time. I’d like to remind you that during the course of this conference call we may make forward-looking statements within the meaning of and pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. A forward-looking statement encompasses any estimate, prediction, opinion, or statement of beliefs and the underlying management assumptions.

Forward-looking statements are based on current expectations and assessments of potential developments affecting market conditions, interest rates, and other economic conditions and results may ultimately vary from the statements made during this call. In this call we will discuss some non-GAAP measures in talking about our Company’s performance. And you can find a reconciliation of those measures to GAAP measures within our news release, which is posted in the Investor Relations section of our website.

I now present to you, Mr. Ned Kelly.

Ned Kelly – Mercantile Bankshares – President and CEO

Thank you, David, and good morning. I believe we had a good quarter. Loan growth was good. The net interest margin continued to expand notwithstanding an increase in liability costs. Credit quality was very strong. Noninterest income was good and our expenses were better controlled.

GAAP earnings were up 12.4% year-over-year and 3.3% on a linked-quarter basis to 62.6 million. Our GAAP diluted EPS was up 13% year-over-year to $0.78. Our cash operating earnings were up 10.8% year-over-year and 1.1% linked-quarter to 62.9 million. Diluted cash operating EPS was up to $0.79. We had a gain on a sale of a building, and a small securities gain that were partially offset by a small amount of merger-related expenses in addition to our normal intangibles.

All major operating metrics, the efficiency ratio, ROE, and ROA improved. One question that you might reasonably ask which I asked myself as I went through this was if assets are up, the margin is up, non-interest income is up, and expenses are down, why was the linked-quarter difference not more dramatic? I think there are a couple of answers to that question but the principal one which has also been reflected historically when our first-quarter earnings generally are flat to down, the fourth quarter is the fact that the first-quarter is shorter than the fourth quarter, which significantly affects our net interest income.

In this case two other factors which weren’t nearly so significant were a marginally higher tax rate related to state taxes and the difference in the provision. We took no provision in the fourth quarter. We did take a provision which I will get to in the first quarter.

With respect to net interest income, it was up 9.7% from last year; down marginally from last quarter due principally to the shorter quarter, which I’d mentioned. The margin was up to 444 from 430 last year and 443 last quarter. As I am sure you know, the hedge funds and certain other assets are now out of the margin calculation. Prior periods have been restated to reflect that reclassification. The new approach makes more sense to us. It has been blessed by our auditors as well. The principal benefit both year-over-year and linked-quarter was attributable to the effect of non-interest-bearing funds. They clearly become more valuable in a rising rate environment and they have for us.

Loans: average balances were up 10.5% year-over-year and 2.3% linked-quarter. Growth in all categories led by construction and commercial real estate consumer was up only marginally. C&I was good. It was 8.6% year-over-year and 1.2% linked-quarter, but not as good as the other categories. The yield on the portfolio was up to 6.04 from 5.61 last year and 5.85 last quarter. End-of-period loans were up 1.8% linked-quarter with C&I and home equity down marginally.

Deposits: average balances were up 6.5% over last year and 0.4% linked-quarter. Non-interest-bearing was actually up 16% year-over-year. It was down 2.3% linked-quarter, but the end of period tells a different story. They were up 1.6% linked-quarter. The increase in average non-interest-bearing year-over-year was partially offset by declines in money markets and other time deposits. The decrease in average non-interest-bearing linked-quarter was more than offset by increases in all other categories except money market, which was down 1.4%.

As I mentioned, the end of period balances actually showed non-interest-bearing up 1.6% linked-quarter and total deposits up 1.6% with increases in all categories except other time.

Our cost of interest-bearing funds was up to 133 for 112 last year and 119 last quarter. Cost of total interest-bearing funds was up to 156 from 122 last year and 137 last quarter due to increased rates in short-term borrowings and long-term debt. It is not surprising to see a slight compression in net interest rate spread linked-quarter at this point in the cycle; it was 399 versus 402. The fact is when deposits reprice, which they do after a lag, they reprice immediately and then it takes some time for assets to catch up. In any event, this was more than offset by the increased value of our non-interest-bearing funds. Assets obviously will continue to reprice as rates rise; non-interest-bearing funds will continue to become more valuable.

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In the asset sensitivity front, not surprisingly we are still asset sensitive. We’re slightly less asset sensitive than we were at the end of the fourth quarter due to moderate changes in asset mix but if rates move up gradually over the next six months by 100 basis points, our net interest income will increase by roughly 15 million over the following year. If rates are up 200 basis points over the same period, our net interest income will increase roughly 30 million over the next year. Conversely and we have began to examine this as rates have risen, if rates went down 100 basis points, net interest income would be down 15.7 million over the next year.

On the credit quality front, as I think some of you have heard me say and as we have noted in some of our prior statements, credit quality is at an historically high level in respect of its strength. It is stable to better from the last quarter.

Nonperforming assets are at 31.4 million. That’s up 300,000 from the last quarter but it’s down from 48.1 million last year. We moved our second and fortunately our last airplane to nonperforming this quarter. That was based on industry conditions. We have charged off $700,000 of that credit. We added the remaining balance which is roughly 1.7 million to nonperforming. We hope to be out of that credit shortly.

The level of nonperformance was stable at 30 basis points from the last quarter. Net charge-offs are down to 3 basis points from 48 basis points last quarter, when as you know we took some dramatic action with respect to a couple of credits, and 5 basis point last year. The provision in this quarter slightly exceeded net charge-offs. The allowance is at 143 versus 146 last quarter and 166 last year, coverage is basically (technical difficulty). It’s 4.77 times in the 1st quarter vs. 4.82 times last quarter. It’s up substantially from last year when it was at 3.26 times.

Our monitored category is down dramatically to 2.2 million from 6.4 million last quarter and 26.6 million last year.

In the securities portfolio, the average balance was down 54 million linked-quarter. It is down actually $111 million from last year. We’re using that liquidity to fund loan growth. The composition has changed slightly from last quarter. Mortgage-backed are up to 47% from 45%. Agencies are up to 31 from 30. Treasuries are down to 18 from 21. Those changes I believe are consistent with our comments last quarter in terms of steps we might take with respect to the portfolio.

The yield on the portfolio was down to 379 from 393 last year and 384 last quarter. That is driven largely by declining yields on treasuries; 343 versus 353 on a linked-quarter basis. We believe we should be approaching the endpoint of the overall decline in the yield. Yields on mortgage-backeds were actually up from 390 to 402.

The portfolios lengthened slightly last linked-quarter. We continue to be short. The duration is 2.2 versus 2.0 last quarter. The average life is 2.4 versus 2.3. If rates go up 100 basis points, our analysis suggests that the duration goes to 2.4 and the average life to 2.6. That compares to 2.4 and 2.7 last quarter.

We had a loss of 37 million on the portfolio at March 31 versus a loss of 4 million at December 31. This is due to relative increases in the two- to three-year sector. The curve where the bulk of our portfolio is there has actually been a reasonably pronounced move since December 31 in this particular sector. It was up 71 basis points.

Non-interest income was up 8.9% year-over-year to 57.9 million, it was up 3.8% from last quarter. IWM revenues, Investment and Wealth Management revenues, were up 9.4% year-over-year and 5.8% linked-quarter to 24.1 million. Pretax income was up to 7.5 million from 5 million last quarter. Expenses are actually down from last quarter and last year. The pretax margin was up to 31% and is actually 33% on a cash basis.

Our assets under administration were 48 billion, which is up marginally from the last quarter and our assets under management were 21.7 billion, which is down from 22 billion last quarter. The break out of that is personal was at 8.5 billion versus 8.7 billion last quarter. Institutional was at 13 billion versus 13.1 billion last quarter. As you know there’s a small amount in categorized and mutual funds which I haven’t included here which I believe is flat.

On the net new sales front, we by and large ended up the first quarter at about the same place as we did last quarter but for different reasons. The personal business actually performed better this quarter. Net annualized revenues and as you know from our prior calls essentially amounts to new revenues minus revenues lost through terminations, were 140,000 versus a $238,000 loss last quarter. That was driven by stronger sales which were 563,000 versus 409,000 last quarter.

Institutional did not perform as well. The net revenues were actually -500,000 versus a $65,000 loss last quarter. That was driven both by slower sales, 287,000 versus 368,000; and higher terminations, 737,000 versus 433,000. The terminations are attributable principally to a few larger accounts with some performance issues, particularly in equities.

That puts the overall net annualized revenue loss, and I would stress that it is annualized, for the quarter at 360,000 versus 300,000 last quarter. Net new assets were down 206 million versus a $400,000 gain last quarter. We are continuing to work on new sales and semi-terminations. That is the key to growing the business but the overall financial metrics are improving fairly dramatically based on expense discipline, the performance of the remaining accounts, and the mix of the business. We will certainly work hard over the coming quarters to make up the revenue loss in the face of what in my view are uncertain markets, but we will work very hard at that.

In other non-interest income, service charges on deposit accounts in keeping with general industry trends at least as I have seen them, were down 2.5% year-over-year and 7.8% linked-quarter or about $900,000. Our mortgage banking fees were also down in both commercial and residential year-over-year and down in commercial on a linked-quarter basis with the net effect being a $900,000 decline linked-quarter.

Offsetting these developments or these relative declines were a $1.3 million increase linked-quarter in nonmarketable equity investments which is driven by 2.5 million in private equity gains offset by a $900,000 decline in hedge fund returns and a $100,000 decline in returns on our BOLI and a $1.6 million increase in other income driven by strong insurance revenues. They were actually up $1.5 million linked-quarter which is in part seasonal. They were actually up $700,000 from the comparable quarter last year.

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On the non-interest expense front, we had a good story linked-quarter I believe. They came in at 100.2 million for the quarter. That was down from the $106 million last quarter, up 7.2% from last year. On a linked-quarter basis, salaries, furniture and equipment, communications and supplies and other were all down. In other, the biggest declines were in professional services and advertising promotional. That was partially offset by a substantial increase in outsourcing expenses due to SunGard. This remains an area of focus for us, as I have stressed before. We think the core run rate in the first quarter was roughly 99.2 million. We arrived at that by taking roughly 2.1 million, which is related to the litigation matter and legal expenses, and 270,000 in merger expenses which we incurred during the quarter offset by a $1.3 million medical expense credit which is mentioned in our release which we got in the first quarter, which essentially creates a net of 990,000. If you deduct that from the 100.2, you get to the 99.2 that I mentioned.

On an operating metrics basis, the GAAP efficiency ratio is down to 4945 from 5270 last quarter and 5040 last year. Operating efficiency was down to 4880 from 5120 last quarter and 4924 last year. Our return on tangible equity was up to 18.57%, an improvement over both last quarter and last year. And our average tangible equity to average tangible assets was at 10% versus 9.84 last quarter and 9.75 last year.

Looking forward, we have announced that the Merc-Potomac, Merc-Safe and Fidelity F&M mergers are complete. That brings us down to 11 affiliates from 20 last year. We believe that the Community Bank acquisition is on track to close in the second quarter. As you know, if it is closed, it will be folded into Merc-Safe as a division of Merc-Potomac.

With that, I would be happy to open it to any questions you might have.

QUESTION AND ANSWER

Operator

Thank you. (OPERATOR INSTRUCTIONS) The floor is now open for questions. Our first question is coming from Stephen Alexopoulos from Sandler O’Neill.

Steven Alexopoulos – Sandler O’Neill – Analyst

Ned, the 99.2 million in core expenses this quarter, is that a good run rate to use or do you think expenses will go back to the 101 million range you talked about last quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

The $101 million range, Steve, as you know, essentially I backed into on the theory that our objective would be at roughly 404 for the course of the year. So essentially, it was just a quarter of the 404. You would expect during the course of the year that they would rise ultimately to get to, if you will, that target that we have in mind.

I think the 99.2 for the first quarter is actually a pretty solid core run rate number because as you heard, based on the adjustments we’ve made which were based on litigation and legal expenses which one fondly hopes will not be recurring, combined with the merger expenses which of course will come in later in the year, minus the medical expense credit is a pretty simple way to get to that 99.2.

The other factor is that expenses as you know at the end of the day to some extent are business and volume driven. The thing that was most encouraging to me about the quarter was that our efficiency ratio even on a GAAP basis is now back down below 50 and on an operating basis I think is at 48.80 if I recall the number. Our objective as you know is to keep our efficiency ratio on both a GAAP basis and an operating basis below 50 and the lower we can push it, the better off we are.

Steven Alexopoulos – Sandler O’Neill – Analyst

Great. I’m curious, on a linked-quarter basis the assets under management were essentially flat. But with that said, you did have very strong growth in the fees from that business. Could you give a little more color on what is driving that dynamic even though the asset levels were flat?

Ned Kelly – Mercantile Bankshares – President and CEO

It’s an interesting question, Steve, and in fact one I have asked myself. I think the fact is part of it is, obviously part of it is the market. Part of it is the performance of the underlying accounts and my strong suspicion is that part of it has to do with the business mix just in terms of the fee mix. In other words, some of the terminations we’ve had have involved lower fee business. The assets that we’re putting on as a mix matter, have involved higher fees. I don’t want to overstate that, but I think that is the basic explanation for it.

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Steven Alexopoulos – Sandler O’Neill – Analyst

And just a final question, did you buy back any stock during this quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

We did not.

Steven Alexopoulos – Sandler O’Neill – Analyst

Okay, thank you.

Operator

Thank you. Our next question is coming from Chris Mutascio, Credit Suisse First Boston.

Chris Mutascio – Credit Suisse First Boston – Analyst

Quick question on the asset sensitivity. It seems like some of your balance sheet sensitivity on the asset side if you will, is being offset by shifts in deposit mix into CDs. Can you comment on the likelihood of the continued shift in deposit into CDs – I guess because other categories aren’t growing as much as loans? The current pricing pressures you might see in the CD market here locally and then the combination of those two on the margin going forward?

Ned Kelly – Mercantile Bankshares – President and CEO

Yes, obviously, Chris, as you know with respect to the margin calculation an awful lot of variables. I think what makes us feel good in fact is that as your non-interest-bearing deposits have actually been especially in the industry context in my view pretty strong certainly on a year-over-year basis and even on end-of-period linked-quarter. That combined with our capital obviously gives us if you will a very strong hedge against increased liability costs because the value of those non-interest-bearing funds will increase substantially.

Terry will correct me quickly if I’m wrong but I think at the high watermark, the effect of our non-interest-bearing funds was north of 100 basis points, which probably goes back to 2000. My recollection is we were at 45 in the first quarter. So clearly in a rising rate environment, there is still substantial room to benefit from that.

On the pricing question as you know, we have never been price leaders. The CDs essentially have increased. Half of that is organic through the branch network and roughly half of it is in fact investor CDs. My understanding is that with respect to the investor CDs, by and large we’ve gone floating rather than fixed, trying to match things off. So I think when you cut through it all and as I implied, when we went through this in part you see deposits repricing quickly just because of the nature of the cycle in terms of rates rising, deposit pricing lagging and then it reprices immediately. But when you look at our balance sheet overall, we would still continue to expect margin expansion given the effect of the non-interest-bearing funds, given the fact that we still have a substantial part of our portfolio which is in fact floating and will reprice.

Chris Mutascio – Credit Suisse First Boston – Analyst

Okay, could I ask one follow up? The tax rate in the quarter as I think you mentioned in your remarks was a bit high. Is that a good run rate going forward?

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Ned Kelly – Mercantile Bankshares – President and CEO

I will defer to Terry after making some preliminary comments about it. Part of it has to do with portfolio mix just in terms of the reduction in treasuries for example which has an impact in the margin. Part of it has to do as I understand it with credits that we were able to avail ourselves during the course of the last year and in particular in the fourth quarter. And part of it has to do with the state tax regime which has generated slightly higher rates. But with those comments, I’ll ask Terry to comment on what we think about the run rate.

Terry Troupe – Mercantile Bankshares – CFO and EV P

I think the current accrual rate, Chris, is probably good around that 37% rate. And it was down in the fourth quarter of last year because of some historic federal and state tax credits that we were able to realize.

Chris Mutascio – Credit Suisse First Boston – Analyst

Okay, thank you very much.

Operator

Thank you. Our next question comes from Claire Percarpio, Janney.

Claire Percarpio – Janney Montgomery Scott – Analyst

A couple of things. The net interest margin, the lag with repricing of assets that you had this quarter, does that keep repeating until the Fed stops raising rates? Or are you expecting some catch-up each quarter depending on the timing of the Fed move?

Ned Kelly – Mercantile Bankshares – President and CEO

Claire, not being a soothsayer, I think the way it generally works based on historical experience which may not repeat itself, is that there is a lag, it reprices, there’s another lag, it reprices. In that lag period, the assets reprice as well, so if you see what I’m saying, there is a compression and then an expansion, then compression, then expansion. At the end of the day as I’d mentioned, I think in response to Chris’s question, the good news for us is that given the non-interest-bearing funds that we have got they are going to get increasingly valuable and we still have inherently an asset-sensitive balance sheet. So I think we feel pretty good about it.

Claire Percarpio – Janney Montgomery Scott – Analyst

Okay, and the loan loss reserve ratio, I mean, the asset quality is so good, do you continue to have provisions – sort of matching or slightly above net charge-offs regardless of loan growth? Or what are you doing?

Ned Kelly – Mercantile Bankshares – President and CEO

Well, as you know, Claire, I think we had and I may get this wrong, but essentially we slightly exceeded charge-offs in terms of the provision. I think the charge-offs rough numbers, Terry, were 741 or something like that, something in that region and the provision was slightly higher than that.

Terry Troupe – Mercantile Bankshares – CFO and EVP

That’s correct.

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Claire Percarpio – Janney Montgomery Scott – Analyst

But the ratio – the reserve ratio – ?

Ned Kelly – Mercantile Bankshares – President and CEO

I know, give me a sec. As you know, we are now at 143 versus 146. That is obviously driven by growth in the portfolio. I think it is fair to say that if you look at our peers, which I do, that is still very strong as a relative matter. And if you look at in conjunction with our coverage ratios, it becomes even stronger because as you know the coverage ratio is at 477 versus 482 last quarter. We are still in very good shape on the provision front.

The other thing that is significant to me frankly is that last year not only did we have $48 million in nonperforming assets, we had 26 million as I recall in the monitored category. This year we are down to 31 million and we’ve got 2 million in the monitored category. So some pretty dramatic changes in credit quality.

I think as I mentioned at one point, Terry tells me that the nonperforming assets total assets ratio was at this stage is at its lowest level in 20 years and we couldn’t go back any farther in order to figure out whether it had been longer than that. Having said all that, we obviously consult very carefully with the accountants in terms of what it is that makes sense. We as you know, have a very robust bottoms up calculation of the allowance which focuses at the end the day on how much of it is unallocated and we have tolerances for that. So we will analyze it on a quarter-to-quarter basis.

Claire Percarpio – Janney Montgomery Scott – Analyst

Okay, and can I ask one last thing? The wealth management, were there performance fees in the quarter and what were they? What is the run rate for wealth management do you think next quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

I don’t know, Claire, and I am hesitant to answer that for a couple different reasons. There is some seasonality in the first quarter. I know what our objective is over the course of the year in terms of taking revenues which were at 90 million obviously 24 times 4 gets you to 96. I’m not sure that that’s necessarily a fair calculation but our interest obviously is in trying to grow those revenues by as close to 10% as we can. Now, we may have some head winds in terms of the market. As you know the equity markets haven’t been particularly friendly during the first quarter; has continued to be soft during this month. So as I said, we may have some head winds but our objective as you know is to try to grow those revenues as close to 10% as we can.

Now having said that, the great news about Investment and Wealth Management is that we in fact as I said, have expenses than are lower not only than last quarter but last year which gives us some real operating leverage in terms of the revenues that we do generate and ultimately contribute to the pre-tax. But I think it’s something that given the market conditions and everything else, we’re sort of taking quarter by quarter and at this stage, I hesitate to give you any broader projection other than to say our aspiration is to try to go over the revenues as close to 10% as we can.

Claire Percarpio – Janney Montgomery Scott – Analyst

Okay, thanks. But there’s no lump, there’s no performance fee lump in the quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

Not that I am aware of.

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Claire Percarpio – Janney Montgomery Scott – Analyst

All right, thank you.

Operator

Thank you. Our next question is coming from Gerard Cassidy, RBC Capital Markets.

Gerard Cassidy – RBC Capital Markets – Analyst

A couple of questions on acquisitions or expansion. Can you share with us have you guys had any opportunity to talk to banks recently and if you have, is their mindset in the ballpark in terms of pricing or are expectations still pretty high for potential sellers?

Ned Kelly – Mercantile Bankshares – President and CEO

I think, Gerard, and – I have as you might imagine, Gerard, visits from investment bankers all the time who are constantly out talking to others trying to get a sense of what it is it that is going on in the market. I think there are two conflicting pricing dynamics. One as has been much noted by you and others, there’s a suspicion that as people incur even greater costs then as liability costs rise and as some people turn out to be less asset sensitive than they might have guessed, there’ll be some of the smaller banks in particular conclude that might be better off in partnership with somebody else and this is the right time to exit.

On the other hand, there are some smaller banks who are very strong performers by and large who generally have good balance sheet, strong deposit bases, operating and good markets who think that they are going to be able to generate a fair amount of value going forward and therefore have in my view at least, an historical span and relative to the value that has been attained in other context had very, very high expectations.

My own sense is that M&A activity by and large is pretty slow and I think it is slow in part because the dominant instinct out there still which surprises me mildly as I suspect it does you, is that people still believe that they’re going to be able to do pretty well on their own, that they haven’t maximized value and therefore haven’t maximized the ultimate value that they get in connection with a premium on the theory that the premium will be higher if they do even better, and they’re inclined to push it forward.

Gerard Cassidy – RBC Capital Markets – Analyst

Okay, the other thought or question for you, you have two – I guess one newcomer coming to town in downtown Baltimore you have incomers, but also PNC is going to be closing on the Riggs acquisition pretty shortly in there. There has been an expansion, an aggressive expansion plan as you are well aware of. Can you share with us anything that you guys are planning to do to compete against these new players that are probably going to be pretty aggressive just to get a foothold down in your market?

Ned Kelly – Mercantile Bankshares – President and CEO

Interesting, Gerard. I think one of the great things about Mercantile is it has competed over the years and really for the past 15, given the substantial consolidation of Maryland in the late ‘80s and early ‘90s against the biggest players nationally by and large. Obviously there are some exceptions in terms of City and Wells and Morgan but if you think about Wachovia and SunTrust and B of A, we’ve been competing against those guys forever.

Commerce will be an interesting new entrant to observe. My own instinct about it is that they are serving different market than we are with a different value proposition. But as I said, it will be interesting to see what impact they have for example on cost of branch sites and how the competition for those sites.

PNC frankly from my standpoint is very similar to the other banks that we’ve been competing with historically. M&T obviously has been another new entrant. My sense is based on all the share analysis that I look at in terms of our deposit market share we’ve actually fared pretty well in what tend to be very competitive markets. And my own sense of that is that our value proposition particularly in these markets and given the affiliate structure which I think we’ve actually revitalized and strengthened over the past year serves us pretty well.

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So from my standpoint, in some respects the more the merrier. They’re frankly no different qualitatively from those that we’ve confronted before. And it continues to be the case that our strongest competitors by and large tend to be the smaller community banks rather than the larger ones that are essentially offering the same service and value proposition that we are, where I believe we do have an advantage in terms of scale and breadth of product. But I think they continue to be our toughest competitors.

Gerard Cassidy – RBC Capital Markets – Analyst

Great, thank you very much.

Operator

Thank you. Our next question is coming from Gary Townsend of FBR.

Gary Townsend – Firedman, Billings, Ramsey – Analyst

Good morning. Most of my questions have been answered, but I’d be interested to note if you could just put in a paragraph your definition of the value proposition that Mercantile offers.

Ned Kelly – Mercantile Bankshares – President and CEO

I think in a commodity business, Gary, as you know, which banking fundamentally is. At the end of the day there are a number of ways to compete, some of which aren’t available to us because we are not as big as others. We frankly probably at the end of the day have less risk appetite which is reflected in how it is that we price and underwrite credits. So I think our value proposition revolves as demonstrated through the years around relationships and service. I think that’s what we bring to the table for people. I think that is what they appreciate. We have been hung through thick and thin with a bunch of clients. Fortunately, most of our clients have been around a long time. Word of mouth works well for us in terms attracting new clients.

The other virtue that we’ve got which frankly is shared by some in this region but perhaps not as in concentrated a way as it is for us or for other banks nationally, is that we operate in very, very good markets. And the fact is that given that value proposition, given the nature of the markets and in particular given the fact that these markets in some respects from a commercial standpoint are pretty fragmented, there aren’t a number of huge players where you’ve got to compete for very large credit. There are a lot of small and middle market businesses that are interested in our reliability and continuity and I think given the strength of the market and the nature of the market, that value proposition works very well.

One of the reasons as you know that we were so intent on getting into Virginia was not just its growth dynamic but the nature of the market itself. And we look forward to trying to generate significant incremental growth through our presence there.

Gary Townsend – Firedman, Billings, Ramsey – Analyst

Thank you very much.

Operator

Thank you. Our next question comes from Adam Barkstrom of Legg Mason.

Adam Barkstrom – Legg Mason – Analyst

On the expense front, you had some commentary there, just curious kind of looking at these members going forward are we kind of at a base level here and we will see a gradual uptick from here? Or are there further cuts from here for Q2?

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Ned Kelly – Mercantile Bankshares – President and CEO

I don’t think there are any further cuts. I think what we have tried to impose is discipline and that discipline revolves around a balance of the expense versus the return in terms of what it is that we do. I think we’ve gotten to be much more rigorous about that. The fact is at the end of the day in part, expenses as you know are volume driven. You can see that in the electronic banking fees on a year-over-year basis. They are up pretty substantially, not up as much linked-quarter but they are up. But there are factors just related to volume that are going to increase your expense.

As I think about it, to some extent that $404 million was a plug number because as I think about it, our objective as I said, is to keep our efficiency ratio as far below 50% as we can. In the first quarter we got down to 49 and change, 48.80 on an operating basis. We’re going to do our level best hopefully with continued operating leverage and increase revenues to get it even lower. But our objective is as I said is to keep as far below 50 as we can. And that’s how I tend to think about it.

And we are going to make it simpler for people and in order just to give them frankly one line to focus on, we came up with the $404 million as an aspiration because that doesn’t have any other variables associated with it. That is an absolute number that you can manage to. As we think about it at the senior management level though, we are constantly assessing that in relation to what revenues look like and what the potential returns are with an eye to, as I said, keeping the firm as efficient as it has been historically.

Adam Barkstrom – Legg Mason – Analyst

Okay, can you comment on commercial loan type line insurance that you give?

Ned Kelly – Mercantile Bankshares – President and CEO

As I think we noted, they were up on an average basis linked-quarter, they were actually down in the period. And I talked to a couple of our senior bankers about it and obviously see the loan packages and the numbers as they come through. I think it’s fair to say that C&I is still from our standpoint a little bit soft. I think some people would say that there are signs that it is picking up but as you know over the past year or so there’ve been signs that it has been picking up and then it subsides and then it picks up again. And I think we are seeing more of the same frankly in the first quarter.

The good news is that with respect to our commercial real estate and construction which as you know are up pretty significantly, there is a fair amount of turnover in that portfolio. In other words there are a lot of new loans coming in. There are a lot being paid down. People are availing themselves to the permanent market. That is the way that it is supposed to work but that business is pretty healthy and we’re hoping that some of that health ultimately transfers to this commercial and industrial sector. But it is softer in the other sectors as I noted in my comments.

Adam Barkstrom – Legg Mason – Analyst

Great, and last question. You alluded to the fact that new competition coming into the market branch site costs for instance might change. Have you seen any evidence of that as of yet or kind of still in the wait-and-see mode?

Ned Kelly – Mercantile Bankshares – President and CEO

Fortunately as you know as a result of the acquisition we did which we still hope to close, we have not been as close to that as we might have been otherwise had we chosen to take a de novo path. Having said that, a large part – not a large part, but a part of our calculation in terms of doing that acquisition was the benefit that we would get from having existing branch sites, many of which were very attractive to us. And again, it’s only my own intuition that as a player like Commerce moves into the market and as PNC announces that it has to significantly expand its branch network in Northern Virginia, that inevitably there is going to be pressure on cost with respect to branch sites.

That is as you know, an extremely – has gotten to be an extremely dense area and the number of sites that are available as a result of that has declined, which means that the remaining sites presumably are going to increase in value especially to the extent that you’ve got new entrants.

Adam Barkstrom – Legg Mason – Analyst

Gotcha. All right. Thank you.

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Operator

Thank you. Our next question is coming from Heather Wolf of Merrill Lynch.

Heather Wolf – Merrill Lynch – Analyst

Good morning. Can you just address the disconnect between the period end and average non-interest-bearing deposit growth?

Ned Kelly – Mercantile Bankshares – President and CEO

I think the fact is the reason people rely on average is to the extent that they do which makes perfect sense to me is that they’re average. Obviously, and they tend to eliminate volatility. Clearly there is some volatility in that number on an end-of-period basis. Terry had told me that by and large it is related to corporate balances, which may reflect their management of their own balance sheet. But what I am encouraged by is at least over the longer term as you can see, non-interest-bearing growth has actually been reasonably strong.

I’ve been saying for some time that no one could reasonably expect it to be that strong forever. Fortunately we are in a position where we’re still pretty liquid and loan to deposit ratio is still pretty good. But at some point or another that will be an issue that only for us but also for others as rates rise clearly.

Heather Wolf – Merrill Lynch – Analyst

And is there a level of seasonality to those that you have noticed in the past?

Ned Kelly – Mercantile Bankshares – President and CEO

Yes, and they tend to be stronger for us obviously in the summer and into the second and third quarter in part because of the location of our affiliates.

Heather Wolf – Merrill Lynch – Analyst

Okay, a couple more questions. First in terms of the provision, if I ran the calculation correctly, your reserve to loans is going to decline not materially but it is going to decline with the CBNV acquisition. Do you intend to try to bring that ratio back up to a where old MRBK has been?

Ned Kelly – Mercantile Bankshares – President and CEO

It will decline not – but as you point out – I don’t have the numbers handy, but the fact is that on a pro forma basis it would decline marginally. At the end of the day, I think what we’ll do which is what we’re required to do is do the bottoms-up analysis with respect to the portfolio which ultimately generates the right quote/unquote “allowance and provision” and that’s what we’re going have to do when we get the CBNV portfolio.

Heather Wolf – Merrill Lynch – Analyst

Okay, just one last question. Can you give us your theory on why all of a sudden deposit service charges are declining?

Ned Kelly – Mercantile Bankshares – President and CEO

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Well, I think from what I am told and I don’t pretend to be an expert on this frankly, is that essentially the charges decline as rates rise because effectively the corporations are generating larger credits which are in turn used. I think as you can see for us and I haven’t read – I can’t profess to have read everybody’s earnings release, but having read a few of them, I think the declines for us are less dramatic than they are for others. I’ve seen some cases where they’ve been quite dramatic. I don’t pretend to understand why that is.

Heather Wolf – Merrill Lynch – Analyst

So in the small sort of retail business that you guys have, are you seeing any kind of change in the NSF fees?

Ned Kelly – Mercantile Bankshares – President and CEO

A little bit. And Terry is nodding his head. We have seen a little bit and I think there are two separate lines that cover that effectively but we have seen some decline in the NSF fees which – that’s good news and bad news.

Heather Wolf – Merrill Lynch – Analyst

All right. Okay, thank you. Ned – Sure, thank you.

Operator

Thank you. Our next question is coming from Collyn Gilbert of Ryan Beck.

Collyn Gilbert – Ryan Beck – Analyst

Just a few questions. Let me start on the margin. Do you know what the margin was for the month of March?

Ned Kelly – Mercantile Bankshares – President and CEO

I don’t.

Collyn Gilbert – Ryan Beck – Analyst

Do you know what the impact of shifting the hedge fund interest to noninterest out of the margin, what the impact on the margin was from doing that and when that shift took place? Was that at the beginning of the quarter the end or the end of the quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

Basically we did a reclass as you know Collyn in connection with the 10-K where it’s not just the hedge funds. It’s also frankly some other nonmarketable equities which in fact generated curiously enough, a mild drag on the margin. So I guess the way I think about it and somebody’ll correct me quickly if I’m wrong – I think the margin in the fourth quarter with the hedge funds and the other nonmarketable was 449. I think we concluded at the end of the day that it was 441 in terms of the impact of the hedge funds.

Then obviously when we recalculated and reclassed, the margin for the fourth quarter was 443, which indicated that it was net-net, a 2 basis point drag associated with those other assets that we moved. I think that if you look at the first quarter and my recollection is and again somebody will correct me if I’m wrong, the hedge fund performance was actually down on a linked-quarter basis. So there would have been less of an impact in the first quarter than there would have been in the fourth quarter. I think it was roughly $900,000 delta between the fourth quarter and the first quarter on the hedge fund front.

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Collyn Gilbert – Ryan Beck – Analyst

Okay.

Okay, and shifting gears to the Investment and Wealth Management, how did the – as your mix of business is changing, how has the margin changed? Has that changed at all?

Ned Kelly – Mercantile Bankshares – President and CEO

Yes. The margin is up pretty substantially. As I said, the first quarter the margin was at 31%. If you will, I don’t want to say GAAP – but 31% on an all-in basis, 33% on a cash basis.

Collyn Gilbert – Ryan Beck – Analyst

And I’m sorry, you’re right, you just gave those numbers. What was it in the fourth quarter?

Ned Kelly – Mercantile Bankshares – President and CEO

My recollection is that it was low 20s.

Collyn Gilbert – Ryan Beck – Analyst

Okay. And do you have a goal – I, you know from a revenue standpoint – ?

Ned Kelly – Mercantile Bankshares – President and CEO

And my goal on the margin has I think long been to get it around 30.

Collyn Gilbert – Ryan Beck – Analyst

Okay.

Ned Kelly – Mercantile Bankshares – President and CEO

So if I could keep it where it is, I would be delighted.

Collyn Gilbert – Ryan Beck – Analyst

Okay and then just on the capital management strategy, you know, sort of in anticipation of where you see the equity to asset ratio going obviously, you know, Community Bank is going to have an impact on that to some extent but also too and tying into that, why no buybacks during the quarter?

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Ned Kelly – Mercantile Bankshares – President and CEO

I think there are a bunch of reasons. And the principle reason frankly was the Community Bank acquisition. As you know, we tend to be very conservative with the regulatory matter and otherwise on that front we just concluded that it didn’t make sense to do it. The fact is we also wanted to see how things would sort out in terms of what our ratios would look like post the acquisition. Kay or Terry will correct me quickly if I’m wrong but in a purely pro forma basis, my recollection is that the ratio that I focused on most frequently goes down to roughly 9, maybe slightly below, you know, that given the use of the cash and as you know it is a 60/40 deal.

Once we do that deal and see how things are going, we will, as always continue to examine what would we do on a capital management front including as you know, which is the other leg if you will, capital management and what our dividend policy is going forward.

Collyn Gilbert – Ryan Beck – Analyst

Do you anticipate that changing – the dividend policy or just – ?

Ned Kelly – Mercantile Bankshares – President and CEO

David will correct me quickly if I’m wrong but I think we’ve had increased dividends for 29 consecutive years. Am I contemplating any material change subject obviously to the views of the Board and others? No.

Collyn Gilbert – Ryan Beck – Analyst

Okay. Thanks for that clarity, Ned. Super. All right, that was all I had. Thank you.

Operator

Thank you. Our next question is coming from Todd Hagerman of Fox-Pitt.

Todd Hagerman – Fox-Pitt, Kelton – Analyst

Good morning everybody. A couple questions for you. Ned, first off, in terms of the hedge fund investments and the change in accounting in the quarter, any change now in terms of your plans to redeem those investments with the reclass?

Ned Kelly – Mercantile Bankshares – President and CEO

No, I think the balance – no. I think the balance rough numbers, Terry’ll correct me if I’m wrong, 75 or 76 million which means essentially we’ve redeemed our gains if you will, over time. We also have plans to redeem a more substantial amount of that coming up. So that balance will subside. My objective is still to continue to redeem if you will on a consistent basis going forward to get that balance down. Now, that balance is not necessarily zero but I would like to get it down from the levels where it is today.

Todd Hagerman – Fox-Pitt, Kelton – Analyst

Okay, great, that’s helpful. Going back to the wealth management division, you mentioned a little bit about some of the trends in the quarter and I know terminations have been a sore spot for you. Can you just talk a little bit more about the terminations? I think it was better in the personal side relative to versus institutional this quarter but kind of how you’re getting your arms around this and any things that you might be able to share with us in terms of how you are addressing that issue?

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Ned Kelly – Mercantile Bankshares – President and CEO

On the personal side, they were better just on a net basis. What we’re doing there obviously is focusing on insuring that we’ve got the right service levels with respect to all clients obviously in order to avoid disaffection, insuring through Kevin McCreadie’s good offices that our performance in those accounts is good to the extent that we’ve got flexibility in them which we do with respect to many of them.

And thirdly, which is an issue that we’ve dealt with pretty consistently is that when we have people who die, that we have made an effort to get closer to the beneficiaries so notwithstanding the fact that those estates that will become more atomized when people die as they are distributed, that we have an opportunity to pick up some of those assets.

On the institutional side, it’s a little different obviously. Again it is in part relationship driven. It is more performance driven as you know given the advent of consultants with respect to some of those accounts. Fortunately our institutional business tends to be more niche than that. And again, we work on developing those relationships.

The terminations in the quarter with respect to institutional were chunky frankly. In other words, they related to a few large accounts that were principally equity-based where there had been some performance issues that don’t affect the firm as a whole. In other words, they weren’t necessarily reflective of the equity performance of the Investment and Wealth Management. So there was a little bit of idiosyncrasies if you will associated with those terminations in the first quarter, but they were real, which is why I mentioned them. We’re going to continue to try to build the institutional business on as I said, the niche basis that we have historically as well and continue to work obviously on service levels and performance in that connection.

Todd Hagerman – Fox-Pitt, Kelton – Analyst

Any sense that you have just in terms of expectations over the next couple of quarters as you guys continue to work on these things and some of the feedback you are getting from your customer base that you are optimistic so to speak that the termination level might slow in the coming quarters? Or is it still kind of early in the game so to speak in terms of getting a good feel for it?

Ned Kelly – Mercantile Bankshares – President and CEO

Well, I think it probably still early in the game and the fact is that what we are trying to do is to put ourselves in a position where we know before we have known. In other words, one of the things that’s always an issue is that when you are surprised. And we are trying to eliminate the element of surprise, identify customers who are at risk and focus if you will prospectively on mitigating that risk, and in particular, obviously to the extent that we can get to know beneficiaries ultimately. That should be helpful to us in terms of dealing with death-related terminations.

The one thing without being self-congratulatory about it is that if you in fact look at the underlying economic trends in the business relative to where we were in 2003 for example, some respects pretty remarkable turnaround. In other words to get margins back from low teens back up to in excess of 30 at least in the first quarter, net revenues at $90 million last yearwas a pretty significant increase in pretax and with I think a 50% increase in pretax on a linked-quarter basis based on the expense discipline, is pretty good. I continue to exhort people there to the extent that I can.

Fortunately Jay Wilson, as you know has joined us as the Chairman of the division. I’m optimistic about Jay’s impact and feel good about it going forward. But having said that, there are so many variables that effect what it might look like three to six months from now that I’m reluctant to hazard a guess including the markets in general, which as you know have not had the most positive tone, you know, over the last couple of months.

Todd Hagerman – Fox-Pitt, Kelton – Analyst

That’s helpful. And finally on the loan growth side, could you talk a little bit more about how the payoffs are affecting the loan growth figures? You guys had a fairly strong quarter in the construction and commercial real estate. That seems to be an area that has been hitting some of the other regional banks a little bit harder than other categories in terms of payoff. Can you just comment about that?

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Ned Kelly – Mercantile Bankshares – President and CEO

Yeah. I think we had them. Fortunately, I think it’s attributed to the strength of the underlying business as I said, that that portfolio does turn over and we’re able to attract new activity to offset as really the numbers reflect whatever paydowns we’ve seen. Frankly it’s the way the system is supposed to work. These guys are not supposed to be here forever. They come in for awhile and ultimately they go to the permanent market, the permanent market is apparently still pretty attractive and ultimately there are new projects that come in either from the same client or new ones.

So we actually feel pretty good about that business. As I said, if you look at the loan sectors, the only one that doesn’t worry me, but the only one that I would be happy to see some more robust activity in would be the C&I sector.

Todd Hagerman – Fox-Pitt, Kelton – Analyst

Great, thanks very much.

Ned, thank you.

Operator

(OPERATOR INSTRUCTIONS) Our next question is coming from David Honold of KBW.

David Honold – Keffe, Bruyette & Woods – Analyst

I just wanted to ask a quick follow-up on the earning asset mix. It seems like you talked a lot about the strength of the loan growth and deploying more cash flows from the securities portfolio into loans. Is that a trend you expect to continue throughout the balance of 2005?

Ned Kelly – Mercantile Bankshares – President and CEO

That’ll depend. The fact that our securities portfolio as I noted, is down 111 million from last year and I think 57 million from the fourth quarter it’s getting smaller and it has been getting progressively smaller. So we’re going to have to look at that carefully. Because obviously securities portfolio serves a variety of functions including one of liquidity.

Once you pull at certain levels, you begin to think about whether you shouldn’t have a larger portfolio relative to your assets overall. So it’s something that we’re going to look at. It has made sense for us to do what we have done and as you know notwithstanding some commentary at the time, we never leveraged up in terms of the securities portfolio. We have used those maturities to fund loan growth as it has arisen because it is a pretty good trade by and large. You know, to trade a security especially given more yields where historically in exchange for a loan. But David it’s something we’re going to look at the closely as we go through ALM process and think about it. But obviously, it is not something you can continue indefinitely.

David Honold – Keffe, Bruyette & Woods – Analyst

Okay, thanks. Maybe then just as a sort of a follow up to that, what you’re seeing in sort of the brokered CD market versus the borrowings market and where your appetite is to use those funding sources going forward?

Ned Kelly – Mercantile Bankshares – President and CEO

We’ve got appetite for all funding sources to the extent the pricing is attractive relative to what we can do in the asset side. As I’ve mentioned on the CD front, a lot of that growth fortunately has been organic which I suspect is a reflection of the fact that rates have risen and people are interested in locking in a higher rate than they’ve seen in some time for some period. And obviously we’ve gone to the brokered market as well which has had attractive pricing associated with it.

We are constantly reviewing what is going on in the broader markets just in terms of debt. The fact is as I am sure you all know, those prices seem to have held up pretty well and they’ve held up pretty well in particular for banks that are perceived to be high-quality, which I think we continue to be. We look at a variety of funding sources all the time, analyze each one of them relative to what we think we can do in the asset front, and make the decision.

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David Honold – Keffe, Bruyette & Woods – Analyst

Thanks.

Operator

Thank you. Our next question is coming from Jennifer Demba of SunTrust Robinson.

Jennifer Demba – SunTrust Robinson – Analyst

Question on M&T. I’m just wondering, Ned, if you could comment on – if you think that they’ll be making any changes in their competitive posture given the recent executive appointment?

Ned Kelly – Mercantile Bankshares – President and CEO

I don’t know what Mike Pinto well, but I have met him and I’ve dealt with him a couple times. I have enormous regard for him as I do for everybody in the M&T management team. I don’t discount the extent to which Mike has already been involved in setting strategic direction in this region, so I’d be surprised if there were any real change in what they do.

Jennifer Demba – SunTrust Robinson – Analyst

Okay, thank you very much.

Ned, thank you.

Ned Kelly – Mercantile Bankshares – President and CEO

Thank you.

In the absence of any other questions, we will sign off. Thank you very much for your time.

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